UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

A. M. CASTLE & CO.
(Exact name of registrant as specified in its charter)

Maryland	36-0879160
(State of incorporation or organization)	(IRS Employer Identification No.)

1420 Kensington Road, Suite 220 Oak Brook, IL	60523
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class To be so registered	Name of each exchange on which Each class is to be registered

Preferred Stock Purchase Rights	New York Stock Exchange

 _______________________
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act
and is effective pursuant to General Instruction A.(c), please check the following box.	X

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.

_______________________

Securities Act registration statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Item 1.   Description of Registrant’s Securities to be Registered.

Rights Agreement and Declaration of Dividend

On August 31, 2012, the Board of Directors (the “Board”) of A.M. Castle & Co., a Maryland corporation (the “Company”), (i) adopted a shareholder rights plan, as set forth in the Rights Agreement dated as of August 31, 2012 (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agreement”) and (ii) authorized and declared a dividend distribution of one right (a “Right”) for each share of the common stock of the Company, par value $0.01 per share (the “Common Stock”), outstanding at the close of business on September 11, 2012 (the “Record Date”).  Each Right initially entitles the registered holder to purchase from the Company one one-hundredth of a share (a “Unit”) of a newly authorized series of Series B Junior Preferred Stock of the Company, without par value (the “Preferred Stock”), at a purchase price of $54.00 per Unit, subject to adjustment (the “Purchase Price”). The complete terms of the Rights are set forth in a Rights Agreement.

Rights Certificates; Exercise Period

Initially, the Rights will be attached to all shares of Common Stock then outstanding, and no separate rights certificates (“Rights Certificates”) will be distributed.  Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and the distribution date (the “Distribution Date”) will occur upon the earlier of (i) the tenth (10th) day following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of ten percent (10%) or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”), other than as a result of repurchases of stock by the Company or certain inadvertent actions by certain stockholders or (ii) the tenth (10th) business day (or such later date as the Board shall determine) following the commencement of, or first public announcement of the intent to commence, a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. For purposes of the Rights Agreement, beneficial ownership is defined to include ownership of securities that are subject to a derivative transaction.

The Rights Agreement grandfathers any person or group owning 10% or more of the Common Stock immediately prior to the first public announcement of the Rights Agreement.  The Simpson Holders (as defined in the Rights Agreement) are grandfathered under this provision, but only for so long as their beneficial ownership does not exceed 28% of the Common Stock then outstanding.  Any other existing 10% holder is also grandfathered, but only for so long as it does not become the beneficial owner of additional shares of Common Stock representing more than 0.5% of the Common Stock then outstanding.

Until the Distribution Date, the Rights will be evidenced by the certificates for the Common Stock registered in the names of the holders of the Common Stock and not by separate certificates and will only be transferable in connection with the transfer of the underlying shares of Common Stock.  Until the earlier of the Distribution Date or the Expiration Date (as defined below), (i) any new Common Stock certificates issued after the Record Date shall contain a legend incorporating the Rights Agreement by reference and (ii) the surrender for transfer of any certificates for Common Stock outstanding shall also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

As soon as practicable after the Distribution Date, the Rights Agent will mail Rights Certificates to each holder of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.  At any time after the close of business on the Distribution Date, any Rights Certificates (subject to certain exceptions set forth in the Rights Agreement) may be transferred, split up, combined or exchanged for another Rights Certificate or Certificates.  Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M., Chicago time on August 30, 2013 (the “Final Expiration Date”), unless such date is extended or the Rights are earlier redeemed, exchanged or terminated.

Flip-in Trigger

In the event that a person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise thereof at the then current Purchase Price, such number of shares of Common Stock of the Company (or in certain circumstances, cash, property or other securities of the Company) as shall equal the result obtained by (x) multiplying the then current Purchase Price by the then number of Units for which the Right is then exercisable and dividing that product by (y) 50% of the current market price (as determined pursuant to the Rights Agreement) per share of the Common Stock on the date of the occurrence of such event.  Notwithstanding the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void and without any further action.  However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

Flip-over Trigger

In the event that, at any time following the Distribution Date, directly or indirectly, (i) the Company shall consolidate with, or merge with and into, any other person (other than a direct or indirect, wholly-owned subsidiary of the Company) (ii) any person shall consolidate with the Company, or merge with and into the Company, and the Company shall be the surviving corporation of such merger and the Common Stock of the Company is changed or exchanged, or (iii) the Company shall sell, mortgage or otherwise transfer (or one or more of its subsidiaries shall sell, mortgage or otherwise transfer), in one or more transactions, assets or earning power aggregating to more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) to any other person or persons, then, and in each such case, (a) each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise thereof at the then current Purchase Price, such number of shares of freely tradeable common stock of the acquiring company as shall be equal to the result obtained by (x) multiplying the then current Purchase Price by the number of Units for which the Right is then exercisable and dividing that product by (y) 50% of the current market price per share of the common stock of such acquiring party on the date of the consummation of the Flip-Over Event (as defined below).  The events set forth in clauses (i), (ii) and (iii) of this paragraph are each referred to as a “Flip-Over Event.”

Exchange Feature

At any time after a person or group becomes an Acquiring Person and prior to the acquisition by such person or group of seventy-five percent (75%) or more of the outstanding Common Stock, the Board may exchange all or part of the then outstanding and exercisable Rights (other than Rights owned by such person or group which have become void) for shares of Common Stock at an exchange ratio of one share per Right (as appropriately adjusted pursuant to the terms of the Rights Agreement).

Equitable Adjustments

The Purchase Price payable, the number and kind of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (i) in the event the Company shall at any time after the date of the Rights Agreement (A) declare a dividend on the Preferred Stock payable in shares of Preferred Stock, (B) subdivide the outstanding shares of Preferred Stock, (C) combine the outstanding Preferred Stock into a smaller number of shares, or (D) issue any shares of its capital stock in a reclassification of the Preferred Stock, (ii) in the  event the Company shall fix a record date for the issuance of certain rights, options or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock or equivalent preferred stock at a price less than the current market price (as determined pursuant to the Rights Agreement) of the Preferred Stock, or (iii) in the event the Company shall fix a record date for a distribution to all holders of the Preferred Stock of evidences of indebtedness, cash (other than a regular quarterly cash dividend), assets, or subscription rights or warrants (other than those referred to above).  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

Redemption Rights

The Board may, at its option, at any time on or prior to the earlier of (i) the tenth (10th) day following the Distribution Date (subject to extension by the Board for a period of time up to, but not exceeding ten (10) additional days) or (ii) the Final Expiration Date, redeem all but not less then all the then outstanding Rights at a redemption price of $0.001 per Right (as appropriately adjusted pursuant to the terms of the Rights Agreement), which may, subject to the terms and conditions of the Rights Agreement, be paid in cash or Common Stock. Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Miscellaneous

Until a Right is exercised, the holder thereof, as such, will have no separate rights as a stockholder of the Company, including, without limitation, the right to vote, the right to receive notice of meetings or other actions or the right to receive dividends in respect of the Rights.

Amendment

Prior to the date on which any person becomes an Acquiring Person, the Board may from time to time supplement or amend the Rights Agreement without the approval of any holders of Rights in order to (a) cure any ambiguity, to correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision in the Rights Agreement, (b) shorten or lengthen any time period under the Rights Agreement or (c) make any other provisions with respect to the Rights that the Board in its sole discretion may deem necessary or desirable.  After a  date on which any person becomes an Acquiring Person, the Rights Agreement shall not be amended in any manner that would adversely affect the interests of the holders of Rights.

Anti-Takeover Effects.

The Rights may have certain anti-takeover effects. The Rights may cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Board. As a result, the overall effect of the Rights may be to render more difficult or discourage a merger, tender offer or other business combination involving the Company that is not supported by the Board.

The Rights Agreement specifying the terms of the Rights is attached as Exhibit 4.1 and is incorporated herein by reference. This summary description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit. Unless the context otherwise requires, the capitalized terms used herein shall have the meanings ascribed to them in the Rights Agreement attached hereto.

Item 2.   Exhibits.

Exhibit No.	Description

Exhibit 3.1	Articles Supplementary of A.M. Castle & Co.

Exhibit 4.1
Rights Agreement, dated as of August 31, 2012, by and between A.M. Castle & Co. and American Stock Transfer and Trust Company, as Rights Agent (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on From 8-K filed with the Securities and Exchange Commission on August 31, 2012).

SIGNATURE

                Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

A. M. CASTLE & CO.

September 6, 2012	By:	/s/ Robert J. Perna
Robert J. Perna
Vice President, General Counsel & Secretary

EXHIBIT INDEX

Exhibit No.	Description	Page No.

Exhibit 3.1	Articles Supplementary of A.M. Castle & Co.	EX-1-

Exhibit 4.1	Rights Agreement, dated as of August 31, 2012, by and between A.M. Castle & Co. and American Stock Transfer and Trust Company, as Rights Agent (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on From 8-K filed with the Securities and Exchange Commission on August 31, 2012).	-